CASTELLUM



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

82-4683



SUPPL

August 21, 2003

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. June 27, 2003, concerning sales of residential properties and investments in commercial properties and August 13, 2003, concerning the Half-year Report, Q2.

Very truly yours,
CASTELLUM AB



Håkan Hellström
p.p. Gun Åberg

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL



CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 8/2003

Gothenburg, June 27th, 2003

Castellum sells properties for SEKm 48 with a capital gain of SEKm 19 and invests for SEKm 37

Castellum has, through its subsidiary Eklandia Fastighets AB, sold three residential properties, with a total area of approx. 2,000 sq.m. in Masthugget, Gothenburg and a smaller residential property in Kålltorp, Gothenburg of approx. 500 sq.m. for a total of SEKm 30 with a capital gain of SEKm 14.

Castellum has, through its subsidiary Aspholmen Fastigheter AB, sold an office/retail property of approx. 3,200 sq.m. in the area Svartbäcken in Uppsala for SEKm 18 with a capital gain of SEKm 5.

Aspholmen has acquired a warehouse/industrial property of approx. 2,300 sq.m. in the area Boländerna in Uppsala for SEKm 15. Boländerna is considered to be one of three external market areas in Uppsala today.

Castellum has, through its subsidiary Fastighets AB Briggen, signed a leasing contract with a German company which has been operating in Lund since 1897. The contract means that Briggen will utilise an existing building permission and build a new office/industrial property of approx. 3,000 sq.m. in Gunnesbo industrial area in Lund. The investment totals approx. SEKm 22 and the building is expected to be ready for moving in during the first quarter 2004.

In the central parts of Malmö, close to Gustav Adolfs torg, Briggen owns Hansacompagniet and Hansagallerian in which investments of approx. SEKm 130 have been made during the last year. A yearly study, regarding shopping in Malmö, shows good city-shopping in general and particularly for Hansacompagniet. The investments have had a major effect on the positive development and in time for the Christmas-shopping 2003 the two buildings will be connected with foot-bridge, one floor above the ground. At the same time a number of new stores will open on the second floor in Hansagallerian.

Castellum has during the second half of June 2003 set up a commercial paper program giving access to a maximum amount of SEK 1.5 billion. The demand during the first days of trading has been good and Castellum has through the program got access to one more favourable source of funding.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 9/2003

Gothenburg, August 13, 2003

Earnings trend continues positive in Castellum

- **Rental income for the period January – June 2003 amounted to SEKm 872 (831).**
- **Net income after tax for the period amounted to SEKm 319 (276).**
- **Earnings per share amounted to SEK 7.78 (6.73).**
- **Income from property management improved 8 % to SEKm 261 equivalent to SEK 6.37 per share.**
- **During the period, 22 properties were sold for a total of SEKm 380 with a capital gain of SEKm 178.**

The income from property management for the period, i.e. the net income excluding capital gains from property sales, items affecting comparability and tax amounted to SEKm 261, equivalent to SEK 6.37 per share, which is an improvement of 8 % compared with the same period 2002. The improvement has been achieved, mainly through increased rental levels, effects of investments and lower interest-rate levels.

During the period January-June, properties for a total of SEKm 380 (383) were sold with a capital gain of SEKm 178 (142). Net income after tax for the period amounts to SEKm 319 (276). Earnings per share were SEK 7.78 compared to SEK 6.73 for the corresponding period 2002. The investments for the period amounted to SEKm 598 compared with SEKm 616 during January-June 2002.

"In an expectant market, earnings trend in Castellum is acceptable", Castellum's CEO, Lars-Erik Jansson, comments. "The rental market in Castellum's submarkets during the second quarter has more or less remained unchanged, compared with the first quarter, concerning both signing of contracts as well as notice of termination", adds Lars-Erik Jansson.

Enclosed: Half-year Report January-June 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM


SEC MAIL PROCESSING
RECEIVED
AUG 28 2003
WASH, D.C. 187 SECTION



During the second quarter Castellum acquired an office property of 10,700 sq.m. next to Gustav Adolfs torg, in the central parts of Malmö.

Half-year Report January-June 2003

Half-year Report January-June 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

The Castellum share is listed on the Stockholmsbörsen O-list, Attract 40.

- Rental income for the period January – June 2003 amounted to SEKm 872 (831).
- Net income after tax for the period amounted to SEKm 319 (276).
- Earnings per share amounted to SEK 7.78 (6.73).
- Income from property management improved 8 % to SEKm 261 equivalent to SEK 6.37 per share.
- During the period 22 properties were sold for a total of SEKm 380 with a capital gain of SEKm 178.

Data per share

SEK	2003 Jan-June	2002 Jan-June	2002	2001	2000	1999	1998	1997
Income property management	6.37	5.90	12.39	10.68	8.60	6.92	5.50	4.74
Change	*+8 %*		*+16 %*	*+24 %*	*+24 %*	*+26 %*	*+16 %*	
Cash flow management	7.90	7.29	15.17	13.32	10.72	8.70	7.14	6.30
Change	*+8 %*		*+14 %*	*+24 %*	*+23 %*	*+22 %*	*+13 %*	
Net income excluding items affecting comparability and after a standard tax deduction	7.71	6.73	12.07	9.95	8.39	6.56	5.24	4.34
Change	*+15 %*		*+ 21 %*	*+19 %*	*+28 %*	*+25 %*	*+21 %*	
Dividend			7.50	6.50	5.50	4.50	3.50	2.75
Change			*+15 %*	*+18 %*	*+22 %*	*+29 %*	*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEK 261 million (242), equivalent to SEK 6.37 (5.90) per share. The improvement per share of 8 % has been achieved chiefly through management improvements, such as increased rental income, effects of investments and lower intrest rate levels. On average, the improvement has amounted to approx. 20 % per year since the company was listed in 1997.


Income from property management per share, SEK
Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
1997 1998 1999 2000 2001 2002 2003

Cash flow from property management totalled SEK 324 million (299), equivalent to SEK 7.90 (7.29) per share – an improvement of 8 % compared with the corresponding period previous year.

During the first quarter properties for a total of SEK 380 million (383) were sold with a capital gain of SEK 178 million (142). Net income after tax for the period was SEK 319 million (276), equivalent to SEK 7.78 (6.73) per share.

Rental income

Group rental income for the period was SEK 872 million (831). Rental income has improved chiefly due to indexation, renegotiations and a larger property portfolio, while changes in the occupancy rate have had only limited effects on rental income.

For office and retail properties, the average contracted rental level amounts to SEK 1,063 per square metre, an increase of about 3 % for corresponding units compared with the end of previous year. For warehouse and industrial properties, the average rental level is SEK 590 per square

Of the contracts expiring during the year a little over 40 % are expected to be extended with unchanged conditions, whilst a smaller proportion will be terminated for moving out. The remaining contracts are expected to be renegotiated and negotiations so far have brought about increased rental levels of 7 %.

The economic occupancy rate is in principle unchanged compared with the first quarter. For office and retail properties it amounted to 89.8 % and to 92.2 % for warehouse and industrial properties. Compared with the end of the previous year the occupancy rate for corresponding units is slightly higher for warehouse/industrial and slightly lower for office/retail.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEK 16 million (30) on an annual basis.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, spreading over a number of sectors and durations. The single largest tenant accounts for only one per cent of the total rental income.

The rental market during the second quarter shows great similarities with the first quarter. Despite an expectant market, Castellum has experienced a relatively high activity. Both lease volume as well as contracts terminated have been on a high level whilst the number of bankruptcies in Castellum's lease portfolio seems to have stabilised on a significantly lower level than previous year. Greater Stockholm still appears to be the local market with the highest amount of uncertainty, whilst the other local markets are relatively stable concerning rental levels as well as the balance between access to and demand for premises.

Property costs

Property costs amounted to SEK 304 million (286) corresponding to SEK 256 per square metre (244). The increase in costs are mainly increased operating expenses in part due to increased energy-costs and municipal fees and in part due to that the corresponding period previous year, from a heating standpoint, was milder than normal.

Net operating income before depreciation

Net operating income before depreciation was SEK 568 million (545), equivalent to a yield of 8.9 % (9.3). As of December 31st 2002 previously made write-downs on properties were reversed and reported as items affecting comparability. Since the book value of the properties have increased with the same amount, the yield for the period is

Depreciation

Castellum's depreciation amounted to SEK 63 million (57). Depreciation consists mainly of a one per cent depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period 22 properties (24) were sold for a total of SEK 380 million (383), with a capital gain of SEK 178 million (142), where the greater portion related to residential properties.

Central administrative expenses

Central administrative expenses were SEK 29 million (31). This includes costs for a profit and share price related incentive programme for senior management of SEK 5 million (5).

Net financial items

Net financial items were SEK –215 million (–215). The average interest rate level during the period was 5.5 % (5.8).

Castellum's interest rate maturity structure provides a low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of one percentage unit would effect net financial items with SEK16 million during the following year, equivalent to 2.5 % of Castellum's cash flow from management.

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is, however, a non cash-flow affecting deferred tax cost of SEK 120 million (108) chiefly referring to the fiscally accelerated depreciation and used tax losses brought forward. Remaining tax losses brought forward can be estimated to a little over SEK 300 million.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services in the larger towns. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2003	13 137	508
+ Acquisitions	365	8
+ Investments in existing properties	233	–
– Sales	– 202	– 22
– Depreciation	– 61	–
Real estate portfolio 30-06-2003	13 472	494

During the period investments totalling SEK 598 million (616) were made, of which SEK 365 million (293) were acquisitions and SEK 233 million (323) investments in existing properties. Of the total investments, SEK 300 million related to the Öresund Region, SEK 182 million to Greater Gothenburg, SEK 49 million to Western Småland, SEK 35 million to Mälardalen and SEK 32 million to Greater Stockholm.

The larger completed projects as well as ongoing projects are shown in the following table.

Investment

SEKm	Up to 30 June, 2003	Remaining	To be completed
Completed projects			
Boländerna, Uppsala	28	–	Quarter 1 2003
Ljuset, Värnamo	17	–	Quarter 1 2003
Lagerchefen, Örebro	11	–	Quarter 1 2003
Ongoing projects			
Solsten, Gothenburg	75	60	Quarter 4 2003
Hälsingland, Malmö	75	18	Quarter 2-4 2003
Hansagallerian, Malmö	130	9	Quarter 4 2003

Real estate portfolio as at 30 June 2003 (list of properties see www.castellum.se)

	No. of properties	Area sq.m	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	64	284	2 295	*8 093*	152	*1 070*	92.0%	140	37	*264*	103	8.9%
Öresund Region	38	226	2 111	*9 345*	137	*1 209*	90.1%	123	33	*289*	90	8.6%
Greater Stockholm	37	239	1 849	*7 723*	148	*1 237*	85.2%	126	39	*325*	87	9.4%
Western Småland	31	160	859	*5 364*	66	*822*	91.0%	60	21	*264*	39	9.0%
Mälardalen	43	183	1 055	*5 754*	78	*853*	92.4%	72	22	*246*	50	9.4%
Sum office/retail	**213**	**1 092**	**8 169**	***7 478***	**581**	***1 063***	**89.8%**	**521**	**152**	***280***	**369**	**9.0%**
Warehouse/Industrial												
Greater Gothenburg	82	414	1 725	*4 166*	122	*589*	94.0%	115	26	*125*	89	10.3%
Öresund Region	36	243	834	*3 431*	72	*593*	90.2%	65	19	*156*	46	11.0%
Greater Stockholm	28	164	681	*4 166*	62	*761*	92.8%	57	18	225	39	11.6%
Western Småland	33	179	413	*2 313*	39	*438*	92.2%	36	8	*88*	28	13.6%
Mälardalen	25	123	377	*3 060*	35	*576*	91.8%	33	9	*144*	24	12.6%
Sum warehouse/ industrial	**204**	**1 123**	**4 030**	***3 590***	**330**	***590***	**92.5%**	**306**	**80**	***142***	**226**	**11.2%**
Residential												
Gothenburg	23	34	231	*6 713*	16	*927*	97.2%	15	7	*397*	8	7.5%
Helsingborg	15	46	349	*7 663*	21	*928*	98.9%	21	7	*300*	14	8.1%
Sum residential	**38**	**80**	**580**	***7 254***	**37**	***928***	**98.2%**	**36**	**14**	***342***	**22**	**7.8%**
Sum	**455**	**2 295**	**12 779**	***5 569***	**948**	***827***	**91.1%**	**863**	**246**	***215***	**617**	**9.7%**
Leasing and property administration costs									47	*41*	–47	–0.8%
Net operating income/yield after leasing and property administration costs									**293**	***256***	**570**	**8,9%**
Development projects	9	80	519	–	23	–	–	13	8	–	5	–
Undeveloped land	30	–	174	–	–	–	–	–	–	–	–	–
Total	**494**	**2 375**	**13 472**	**–**	**971**	**–**	**–**	**876**	**301**	**–**	**575**	**–**

The above table relates to the properties owned by Castellum at the end of the period. The discrepancy between the net operating income of SEK 575 million accounted for above and the net operating income of SEK 568 million in the income statement is explained by the deduction of the net operating income of SEK 8 million on properties sold during the period, as well as the adjustment of the net operating income of SEK 15 million on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Greater Stockholm 22 %
Western Småland 11 %
Öresund Region 24 %
Mälardalen 12 %

Rental value, by property type excl. projects


Office/Retail 61 %
Warehouse/ Industrial 35 %
Residential 4 %

Property-related ratios

	2003 Jan-June	2002 Jan-June	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	827	795	799	747	694	665	656	641
Economic occupancy rate	91.1 %	91.4 %	91.5 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	256	244	235	237	225	231	248	261
Net operating income, SEK/sq.m.	496	482	496	457	416	376	342	307
Yield	8.9 %	9.3 %	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 569	5 212	5 424	4 994	4 694	4 470	4 211	4 105

Financing

The financing of Castellum is summarized in the following graph.

Financing, 30-06-2003


Shareholders' equity
SEKm 4 481 (32 %)
Non interest-bearing liabilities
SEKm 995 (7 %)
Interest-bearing liabilities
SEKm 8 392 (61 %)

Shareholders' equity

Shareholders' equity is SEK 4,481 million (4,470) representing an equity/assets ratio of 32 % (34). The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. In order to regulate the company's capital structure, Castellum can repurchase own shares up to a maximum of 10 percent of all shares, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. The last repurchase of own shares took place in 2000.

Interest-bearing liabilities

Castellum has during the second half of June 2003 set up a commercial paper program, giving access to a maximum amount of SEK 1.5 billion. Through the program, which was introduced without credit rating, Castellum has obtained one additional favourable short-term source of funding.

As of 30 June 2003, Castellum had binding credit agreements totalling SEK 10,040 million (10,234). After deduction of liquid assets of SEK 42 million (20), net interest-bearing items, including commercial papers of SEK 397 million (0), were SEK 8,350 million (8,244). The average duration of credit agreements was 3.2 years and these guarantee Castellum funding at a fixed margin during the life of the agreements.

The average effective interest rate as of 30 June 2003 was 5.4 % (5.6). The average fixed interest term on the same date was 3.3 years (3.4) and the share of loans with interest rate maturity during the next 12 months was 27 % (31). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

Interest rate maturity and loan maturity structure, 30-06-2003

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	1 809	4.6 %	682	79
CP 0-1 year	397	3.2 %	*(Limit 1 500)*	397
1-2 years	600	5.4 %	–	–
2-3 years	1 737	5.6 %	1 252	1 052
3-4 years	857	5.7 %	7 506	6 222
4-5 years	900	5.4 %	–	–
5-10 years	2 050	6.3 %	600	600
Total	8 350	5.4 %	10 040	8 350



Net Asset Value

On the basis of the valuation made as of 31 December 2002 and considering the income for the period and dividend distributed, the net asset value as at 30 June 2003 is calculated to SEK 7,473 million, equivalent to SEK 182 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not had any affect on the net asset value. Sales of properties during the period, at prices exceeding the valuation at the year-end, have had a positive effect on the net asset value.

It should, however, be emphasised that a property's true value can only be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value ranges stated should be viewed as an indication of the uncertainty that exist in such assessments. A value range of +/- 10 % at property level represents +/- SEK 1.8 billion in value on the real estate portfolio, which implies a net asset value range of SEK 151-213 per share.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 2 million (-4). Turnover, which consists mainly of intra-group services, was SEK 3 million (3).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 3,650 million (3,650) and interest-bearing internal financing of the subsidiaries was SEK 7,557 million (7,700). Financing has chiefly been provided through shareholders' equity of SEK 3,769 million (4,074) and external long-term liabilities of SEK 7,314 million (7,180).

Gothenburg, August 13, 2003

Lars-Erik Jansson
CEO

Auditors' report
We have carried out a review of this half-year report in compliance with the recommendation issued by FAR. A review is very limited compared with an audit. Nothing has been found to indicate that the interim report does not comply with the requirements of the Swedish Annual Accounts Act.

Gothenburg, August 13, 2003

Caj Nackstad
Authorized Public Accountant

Ingemar Rindstig
Authorized Public Accountant

Income Statement

SEKm	2003 April-June	2002 April-June	2003 Jan-June	2002 Jan-June	Rolling 12 months July 02-June 03	2002 Jan-Dec
Rental income	436	416	872	831	1 725	1 684
Operating expenses	– 76	– 62	– 172	– 152	– 309	– 289
Maintenance incl. tenant improvements	– 22	– 20	– 47	– 47	– 94	– 94
Ground rent	– 3	– 4	– 7	– 9	– 13	– 15
Real estate tax	– 14	– 16	– 31	– 32	– 67	– 68
Leasing and property administration	– 25	– 24	– 47	– 46	– 91	– 90
Net operating income before depreciation	**296**	**290**	**568**	**545**	**1 151**	**1 128**
Depreciation	– 32	– 29	– 63	– 57	– 122	– 116
Net operating income from property administration	**264**	**261**	**505**	**488**	**1 029**	**1 012**
Property sales						
Net sales proceeds	212	78	380	383	500	503
Book value	– 124	– 49	– 202	– 241	– 285	– 324
Income from property sales	**88**	**29**	**178**	**142**	**215**	**179**
Central administrative expenses	– 16	– 18	– 29	– 31	– 60	– 62
Items affecting comparability	–	–	–	–	316	316
Operating income	**336**	**272**	**654**	**599**	**1 500**	**1 445**
Net financial items	– 110	– 111	– 215	– 215	– 442	– 442
Income after net financial items	**226**	**161**	**439**	**384**	**1 058**	**1 003**
Current paid tax	–	–	–	–	– 2	– 2
Deferred tax	– 62	– 47	– 120	– 108	– 140	– 128
Net income for the period/year	**164**	**114**	**319**	**276**	**916**	**873**

Financial ratios

	2003 April-June	2002 April-June	2003 Jan-June	2002 Jan-June	Rolling 12 months July 02-June 03	2002 Jan-Dec
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm	163	116	316	276	534	495
Income from property management, SEKm	138	132	261	242	527	508
Cash flow from management, SEKm	170	161	324	299	647	622
Net operating income margin	68 %	70 %	65 %	66 %	67 %	67 %
Interest coverage ratio	255 %	245 %	251 %	239 %	247 %	241 %
Return on equity			11.3 %	11.7 %	22.0 %	21.0 %
Return on total capital			8.3 %	8.3 %	11.3 %	11.1 %
Borrowing ratio			63 %	66 %	63 %	63 %
Equity/assets ratio			32 %	30 %	32 %	34 %
Adjusted equity/assets ratio			41 %	41 %	41 %	43 %

Data per share (since there is no potential common stock, there is no effect of dilution)

SEKm	2003 April-June	2002 April-June	2003 Jan-June	2002 Jan-June	Rolling 12 months July 02-June 03	2002 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	4.00	2.78	7.78	6.73	22.34	21.29
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK	3.98	2.83	7.71	6.73	13.02	12.07
Income from property management, SEK	3.37	3.22	6.37	5.90	12.85	12.39
Cash flow from management, SEK	4.15	3.93	7.90	7.29	15.78	15.17
Number of outstanding shares, thousand			*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK			329	305	329	320
Shareholders' equity, SEK			109	94	109	109
Net asset value, SEK			182	171	182	183

Balance Sheet

SEKm	2003 30 June	2002 30 June	2002 31 Dec
Assets			
Real estate	13 472	12 496	13 137
Other fixed assets	55	97	55
Current receivables	299	79	117
Cash and bank	42	21	20
Total assets	**13 868**	**12 693**	**13 329**
Shareholders' equity and liabilities			
Shareholders' equity	4 481	3 853	4 470
Interest-bearing liabilities	8 392	8 192	8 264
Non-interest-bearing liabilities	995	648	595
Total shareholders' equity and liabilities	**13 868**	**12 693**	**13 329**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Reversed write-downs (after tax)	–	–	–	20	20
Net income for the year	–	–	–	873	873
Shareholders' equity 31-12-2002	41 000	86	20	4 364	4 470
Dividend (SEK 7.50 per share)	–	–	–	– 308	– 308
Net income for the period	–	–	–	319	319
Shareholders' equity 30-06-2003	41 000	86	20	4 375	4 481

Cash Flow Statement

SEKm	2003 Jan-June	2002 Jan-June	2002 Jan-Dec
Net operating income before depreciation	568	545	1 128
Central administrative expenses	– 29	– 31	– 62
Net financial items	– 215	– 215	– 442
Tax paid, income from property management	–	–	– 2
Cash flow from management	**324**	**299**	**622**
Difference between interest paid and interest expenses	37	34	– 17
Change in working capital	– 2	– 21	– 28
Cash flow before investments	**359**	**312**	**577**
Real estate investments	– 598	– 616	– 1 050
Real estate sales	380	383	503
Change receivables/liabilities at sales/acquisitions of properties	64	251	229
Other net investments	– 3	– 1	– 3
Cash flow after investments	**202**	**329**	**256**
Change in long-term liabilities	128	– 62	10
Dividend	– 308	– 266	– 266
Change in cash and bank	**22**	**1**	**0**
Cash and bank opening balance	20	20	20
Cash and bank closing balance	**42**	**21**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 8,100 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen in the table below.

Shareholders on 30-06-2003

	No. of shares Thousand	Percentage of voting rights and capital
Andra AP-fonden	2 086	5.1 %
AFA Sjukförsäkrings AB (OM)	2 071	5.1 %
Tredje AP-fonden	1 970	4.8 %
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1 928	4.7 %
Laszlo Szombatfalvy	1 800	4.4 %
Fjärde AP-fonden	1 132	2.8 %
SEB Sverige Aktiefond I	759	1.9 %
AFA TFA Försäkrings AB (aktier)	758	1.8 %
Livförsäkringsaktiebolaget Skandia	673	1.6 %
Första AP-fonden	628	1.5 %
Other shareholders registered in Sweden	14 291	34.8 %
Shareholders registered abroad	12 904	31.5 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 30-06-2003


Sweden 69 %
of which
Funds, insurance comp. etc 28 %
Private persons, private comp. 22 %
AP-funds 15 %
Trusts, associations etc 4 %
USA 11 %
UK 8 %
Netherlands 4 %
Other 8 %

The Castellum share price as at 30 June 2003 was SEK 137.50 equivalent to a market value of SEK 5.6 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield of the share has been 15.1 %, including dividend of SEK 7.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 21.7 % per year.

Total yield

	July 2002 - June 2003	On average per year May 1997 - June 2003
Castellum	15.1 %	21.7 %
Stockholm Stock Exchange (SIX)	–9.0 %	1.1 %
Real Estate Index Sweden (EPRA)	–8.2 %	7.0 %
Real Estate Index Europe (EPRA)	–3.9 %	9.3 %

Since the beginning of the year, a total of 11.4 million shares were traded, equivalent to an average of 94,000 shares per day. On an annual basis this is equivalent to a turnover rate of 57 %.

Share price trend and turnover since IPO 23 May 1997 until 8 August 2003


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
Q2 Q3 Q4 1997
Q1 Q2 Q3 Q4 1998
Q1 Q2 Q3 Q4 1999
Q1 Q2 Q3 Q4 2000
Q1 Q2 Q3 Q4 2001
Q1 Q2 Q3 Q4 2002
Q1 Q2 Q3 2003

Financial reporting

Interim Report January-September 2003	21 October 2003
Year-end Report 2003	27 January 2004
Annual General Meeting	25 March 2004
Interim Report January-March 2004	21 April 2004
Half-year Report January-June 2004	12 August 2004
Interim Report January-September 2004	21 October 2004
Year-end Report 2004	27 January 2005
Annual General Meeting	23 March 2005

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, Telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00
Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
info@corallen.se
www.corallen.se

Harry Sjögren AB
Kråketorpsgatan 20
SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM